

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Gregory S. Skinner
Chief Financial Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, CA 94025

     Re: Landec Corporation
             Form 10-Q for the Fiscal Quarter Ended November 27, 2016
             Filed January 5, 2017
             File No. 0-27446

Dear Mr. Skinner:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Terence O'Brien

                   Terence O'Brien
                   Accounting Branch Chief
                   Office of Manufacturing and Construction